SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof
AMENDMENT NO. 1
to
ANNUAL REPORT
of
KfW
(Name of Registrant)
Date of end of last fiscal year: December 31, 2006
SECURITIES REGISTERED
(As of the close of the fiscal year)*

AMOUNT AS TO WHICH
	REGISTRATION IS	NAMES OF EXCHANGES ON
TITLE OF ISSUE	EFFECTIVE	WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.
Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:
KRYSTIAN CZERNIECKI
Sullivan & Cromwell LLP
Neue Mainzer Strasse 52
60311 Frankfurt am Main, Germany

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2006, as follows:
Exhibit (d) is hereby amended by adding the text on page 3 to the section “Recent Developments—KfW.”
This report is intended to be incorporated by reference into KfW’s prospectus dated April 9, 2007 and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus indicates that it intends to incorporate by reference this report.

RECENT DEVELEOPMENTS
KFW
Other Recent Developments
     IKB Deutsche Industriebank AG (“IKB”), in which KfW holds a 37.8% equity interest, provided, along with other banks, several liquidity facilities to Rhineland Funding Capital Corporation (“RFCC”), a corporation incorporated under the laws of Delaware, U.S.A., that invests in structured credit portfolios (which include exposures to U.S. sub-prime real estate loans) and refinances its investments by issuing asset-backed commercial paper.
     In the course of the ongoing crisis in the U.S. sub-prime mortgage market, valuations of certain assets traded in this market segment have suffered. In light of these market conditions, RFCC’s ability to refinance its investment portfolio in the commercial paper market was threatened, making it more likely that RFCC would draw upon the liquidity facilities provided by IKB.
     In order to ensure IKB’s liquidity position, KfW, in coordination with the German banking supervisory authorities, assumed as from July 30, 2007 all of IKB’s rights and obligations under the liquidity facilities provided to RFCC, which obligations currently total approximately €8.1 billion.
     By assuming IKB’s obligations under these liquidity facilities, KfW has implicitly assumed certain credit risks included in the RFCC portfolios. However, KfW deems the average credit quality of the RFCC portfolios to be satisfactory. Even if the credit quality of the RFCC portfolios deteriorates substantially, KfW does not believe that such deterioration would significantly adversely affect either its financial position or liquidity position.
     On July 29, 2007, the Supervisory Board of IKB appointed Dr. Günther Bräunig, a member of the Board of Managing Directors of KfW, as Chief Executive Officer of IKB and Dr. Dieter Glüder, a director of KfW, as a member of IKB’s Board of Managing Directors.

SIGNATURES
     Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW
By:	/s/ Frank Czichowski
	Name:	Dr. Frank Czichowski
	Title:	Senior Vice President and Treasurer

By:	/s/ Jochen Leubner
	Name:	Jochen Leubner
	Title:	Vice President

Date: July 30, 2007